January 7, 2009

Dr. David Stark, Chief Executive Officer
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9<sup>th</sup> Floor
Tampa, Florida  33607

     RE:  **Stem Cell Therapy International, Inc.**
           **Form 10-KSB for FYE 03/31/08**
           **Filed July 15, 2008 and amended July 15, 2008**
           **Form 10-Q for Fiscal Quarters Ended**
           **June 30, 2008 and September 30, 2008**
           **File No. 0-17232**

Dear Dr. Stark:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.  After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners…

1. It appears that Mr. Norstrud, the company's CFO, should appear in the table. Please revise accordingly.

Item 8A.  Controls and Procedures

2. We note the negative conclusion with respect to your internal control over financial reporting and reference to "lack of an independent Audit Committee, as well as a lack of segregation of duties."  Please revise to disclose in greater detail the nature of the duties that are not segregated.  Also please revise to disclose

when the material weaknesses were identified, by whom they were identified, and the specific steps that the company has taken, if any, to remediate the material weaknesses.

Item 9.  Directors and Executive Officers of the Registrant

3.  Please provide the disclosure required by Item 406 of Regulation S-B.

4.  Please provide the information required by Item 407of Regulation S-B.

Form 10-KSB/A for Fiscal Year Ended March 31, 2008

Exhibit 31 – Section 302 Certifications

5.  We note your Section 302 Certification signed by your principal financial officer was filed with your Form 10-KSB.  However, it appears that this certification was not filed with your amended Form 10-KSB.  Please amend to file the Section 302 Certification signed by your principal financial officer related to your amended Form 10-K.  Please note (i) paragraph one of the amended Section 302 certifications should make reference to your Form 10-K/A rather than Form 10-K, (ii) your certifications must be signed by your principal executive officer and principal financial officer at the time of filing, and (iii) you must file on Form 10-K/A versus Form 10-KSB/A and comply with all the related disclosure requirements depending on the sections your file (see SEC Release 33-8876 which became effective on February 4, 2008).

Exhibit 32 – Section 906 Certifications

6.  It appears that your Section 906 Certification makes reference to your Form 10-KSB for the year ended March 31, 2007.  Please amend to file a Section 906 Certification related to your amended Form 10-K for the year ended March 31, 2008.

Form 10-Q for Quarter Ended June 30, 2008 and Form 10-Q for Quarter Ended September 30, 2008

Exhibit 31 – Section 302 Certifications

7.  We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K.  Specifically, paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.  Please revise and

file amended certifications which remedy this deficiency. Please note that you may only need to file an abbreviated Forms 10-Q/A.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any accounting-related questions.  Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any disclosure-related questions.

Sincerely,


John Reynolds
Assistant Director


cc:  via fax (813) 830-6112